Adira Energy Ltd.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine month periods ended September 30, 2014

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three and nine month periods ended September 30, 2014, which has been prepared on the basis of information available up until November 28, 2014. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine month periods ended September 30, 2014, as well as the annual consolidated financial statements for the year ended December 31, 2013, together with the notes thereto, available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with International Financial Reporting Standards (‘IFRS”) unless otherwise noted. This MD&A is dated November 28, 2014.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira’s Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Information on the Company

Adira is a Canadian oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

Significant Developments

On September 22, 2014, the Petroleum Commissioner of Israel (the “Commissioner”) advised Modiin Energy Limited Partnership (“MELP”), one of the Company’s joint operating partners, that license No. 378 (the “Gabriella License”) and the license No. 383 (the “Yam Hadera License”) expired, without further extension being granted, due to the milestones in their work program not being achieved. Adira Israel held a 15% working interest in the Gabriella License and had an option to acquire up to a 15% participating interest on the Yam Hadera License.

Effective September 29, 2014, the Company completed a consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every five pre-consolidation common shares (the “Consolidation”). As a result, the Company’s 61,460,318 pre-Consolidation Shares were reduced to 12,292,021 post-Consolidation common shares. The exercise price and the number of common shares issuable under any of the Company’s outstanding common share purchase warrants and incentive stock options were proportionately adjusted to reflect the Consolidation.

Overall Performance

Business Overview

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore Israel. The Yitzhak License was issued in October 2009 to Adira Israel for an initial three year exploration period with optional renewals upon fulfillment of certain conditions. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. On October 15, 2013, Adira Israel received an extension on the Yitzhak License through to October 15, 2014. Adira Israel and its joint operating partners have not yet received formal notice from the Ministry of Energy and Water of the State of Israel (the “Ministry”) regarding the status of the Yitzhak License and are evaluating the options available, including the filing of an extension with the Ministry.

Adira Israel has a 70% working interest in the Ytizhak License, Brownstone has a 15% interest, AGR Group ASA (“AGR”) has a 5% interest and Ellomay Oil and Gas 2011 LP a 10% interest.

On June 13, 2012, Adira Israel granted to MELP an option (“MELP Yitzhak Option”) to purchase from Adira Israel a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). The MELP Yitzhak Option may be exercised until 14 days before signing of the rig contract for the Yitzhak License.

Myra and Sara Option

The Company has an option to acquire up to a 5% participating interest in two licenses called the Myra License and Sara License (the “M&S Option”). The Company currently ascribes no value to the Myra and Sara Licenses and as such it does not consider it to be material to its operations.

Capital Expenditures and Divestitures

During the nine month period ended September 30, 2014, the Company incurred no capital expenditures or disposition of material property and equipment.

The Company's currently has no planned capital expenditures for the next twelve months.

Additional Disclosure for Venture Issuers without Significant Revenues:

	Nine Month Period Ended		Three Month Period Ended
	September 30,		September 30,
	2014	2013	2014	2013
		U.S. dollars in thousands

Capitalized and expensed Exploration costs	$-	$4,960	$-	$2,908

General and administrative expenses (including share based compensation)	$318	$2,560	$161	$682

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the nine and three month periods ended September 30, 2014:

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
		Unaudited

Revenues and other income	$-	$17	$-	$-
Expenses:
Exploration expenses	-	1,843	-	114
General and administrative expenses *)	388	2,560	161	682
Impairment charge (reversal)	(1,126)	4,216	-	1,730
Total expenses	(808)	8,619	161	2,526

Operating profit (loss)	808	(8,602)	(161)	(2,526)

Finance income	77	3,028	77	48
Finance expense	(7)	-	-	-

Profit (loss) before income tax expense	878	(5,574)	(84)	(2,478)
Income tax expense	-	-	-	-

Net comprehensive profit (loss )	$878	$(5,574)	$(84)	$(2,478)

Net comprehensive profit (loss) attributed to:
Equity holders of the parent	$878	$(5,574)	$(84)	$(2,478)
Non-controlling interests	-	-	-	-

	$878	$(5,574)	$(84)	$(2,478)

Basic and diluted net earnings (loss) per share **) attributable to equity holders of the parent	$0.07	$(0.46)	$(0.01)	$(0.21)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	12,117,290	12,052,073	12,117,290	12,052,073

*) Includes share-based compensation	$(42)	$21	$6	$2

Three month period ended September 30, 2014, compared to the three month period ended September 30, 2013

Revenues and Other Income

Revenues and other income amounted to nil for the three month period ended September 30, 2014 and 2013 as no exploration activities took place during these periods that generated operator or management fees.

Expenses

Exploration Expenses

For the three month period ended September 30, 2014, exploration expenses amounted to nil as compared to a recovery of $114 thousand recorded for the three months ended September 30, 2013. The decrease in 2014 reflects the suspension of operations on all of our licenses.

General and Administrative Expenses

For the three month period ended September 30, 2014, general and administrative expenses amounted to $161 thousand as compared to $682 thousand for the three month period ended September 30, 2013. The decrease in general and administrative expenses resulted primarily from the decrease of the Company’s exploration activities since the suspension of operations on all of our licenses. Management has taken active steps to reduce all general and administrative expenses, including salaries, rent and other office expenses.

Impairment Charge (Reversal)

For the three month period ended September 30, 2014, the Company recorded an impairment charge of nil compared to a charge of $1.7 million for the three month period ended September 30, 2013. The impairment in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets, prior to the decision to suspend operations on the Gabriella License, and which have subsequently been written–off and the decision by the Company to write off expenses on the Yitzhak license.

Financing Income/Expense

For the three month period ended September 30, 2014, financing income amounted to $77 thousand as compared to $48 thousand for the three month period ended September 30, 2013, and financing expenses of nil for the three month period ended September 30, 2014, as compared to nil for the three month period ended September 30, 2013.

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel, most of its monetary assets are held in U.S. dollars and most of its expenditures are made in U.S. dollars. However, it also has expenditures in New Israeli Shekels (“NIS”) and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit/Loss

The Company reported a net loss and comprehensive loss for the three month period ended September 30, 2014, of $84 thousand as compared to a net loss and comprehensive loss of $2.5 million for the three month period ended September 30, 2013. The primary reason for the decrease in losses in 2014 is the significant reduction in activities.

Inflation

During the three month periods ended September 30, 2014, and September 30, 2013, inflation has not had a material impact on the Company’s operations.

Nine month period ended September 30, 2014, compared to the nine month period ended September 30, 2013

Revenues and Other Income

For the nine month period ended September 30, 2014, revenues and other income amounted to nil as compared to $17 thousand for the nine month period ended September 30, 2013. The decrease in revenues in 2014 is due to the fact that there were no exploration activities on the license during 2014. In early 2013 the Company ceased the planned drilling operations on the Gabriella License, and there were minimal activities on the Yitzhak License and License No. 388 (the “Samuel License”), which was relinquished to the Ministry during 2013.

Expenses

Exploration Expenses

For the nine month period ended September 30, 2014, exploration expenses amounted to nil as compared to $1.8 million for nine month period ended September 30, 2013. The decrease in 2014 reflects the suspension of operations on all of our licenses.

General and Administrative Expenses

For the nine month period ended September 30, 2014, general and administrative expenses amounted to $318 thousand as compared to $2.6 million for the nine month period ended September 30, 2013. The decrease in general and administrative expenses in 2014 resulted primarily from the decrease of the Company’s exploration activities since the suspension of operations on all of our licenses. Management has taken active steps to reduce all general and administrative expenses, including salaries, rent and other office expenses.

Impairment Charge (Reversal)

For the nine month period ended September 30, 2014, the Company recorded an impairment charge reversal of $1.1 million as compared to a charge of $4.2 million for the nine month period ended September 30, 2013. The reversal of the impairment relates to discounts that Adira negotiated with suppliers in respect of outstanding obligations on its licenses. The amount in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets prior to the suspension of operations on the Gabriella License, and which have subsequently been written–off, and the Company’s decision to write off expenses on the Yitzhak License due to the low probability of realization of the asset from either the successful development or sale of the Yitzhak License in the near future.

Financing Income/Expense

For the nine month period ended September 30, 2014, financing income amounted to 77 as compared to $3 million for the nine month period ended September 30, 2013, and financing expenses of $7 thousand for the nine month period ended September 30, 2014, as compared to nil for the nine month period ended September 30, 2013.

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel, most of its monetary assets are held in U.S. dollars and most of its expenditures are made in U.S. dollars. However, it also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit/Loss

The Company reported a net profit and comprehensive profit for the nine month period ended September 30, 2014, of $878 thousand as compared to a net loss and comprehensive loss of $5.6 million for the nine month period ended September 30, 2013. The primary reason for the profit in 2014 is due to the reversal of impairment charges made in prior years which relate to discounts that Adira negotiated with suppliers in respect of outstanding obligations on the Licenses.

Inflation

During the nine month periods ended September 30, 2014, and September 30, 2013, inflation has not had a material impact on the Company’s operations.

Government Regulation

The Company’s licenses have been granted, through various subsidiaries, by the State of Israel under the Israeli Petroleum Law, and its evaluation and exploration activities in the areas covered by its licenses must be undertaken in compliance with work plans approved by the Commissioner.

Summary of Quarterly Results

		Quarter ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(84)	516	446	(70)
Net Profit (loss) per share*	$(0.01)	0.04	0.04	(0.01)

*Attributable to equity holders of the Company, post Consolidation

		Quarter ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	U.S dollars in thousands, except per share data
Revenues	$-	4	13	318
Net Profit (loss)	$(2,478)	32	(3,128)	(7,264)
Net Profit (loss) per share*	$(0.21)	0.01	(0.26)	(0.60)

*Attributable to equity holders of the Company, post Consolidation

Net profit (loss) per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. Net losses in the quarter ended December 31, 2012, were significantly higher than the preceding periods due to an impairment charge in respect of the Samuel License. The net loss for the quarter ended March 31, 2013, resulted primarily from an impairment charge in respect of the Gabriella License and the net profit for the quarter ended June 30, 2013, is due to reduced general and administrative expenses and finance income recorded in respect of the re-measurement of the warrants issued in August 2012. The net loss for the quarter ended September 30, 2013, resulted primarily from an impairment charge in respect of the Yitzhak License and the net loss for the quarter ended December 31, 2013, was significantly reduced in line with the reduced activities of the Company. The profit during the first and second quarters of 2014 is due primarily to the reversal of impairment write-offs made in previous years. The loss during the third quarter of 2014 is as a result of no change in the impairment write-off, and no revenues to offset against general and administrative expenses.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $33.7 million as of September 30, 2014 ($34.5 million as of September 30, 2013), and the Company had negative cash flows from operations of $165 thousand during the nine month period ended September 30, 2014 compared to $1.6 million during the nine month period ended September 30, 2013. The ability of the Company to continue a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, the Company significantly reduced its activity, relinquished the Samuel License, and ceased operations in the Gabriella License. Furthermore, there was nominal exploration activity in the Yitzhak License. During the 2014 there was no operational activity on the Company’s licenses.

Three month period ended September 30, 2014, compared to the three month period ended September 30, 2013

During the three month period ended September 30, 2014, the Company’s overall position of cash and cash equivalents increased by $24 thousand. This increase in cash can be attributed to the following:

The Company’s net cash used in operating activities during the three month period ended September 30, 2014, was $46 thousand as compared to $2 million for the three month period ended September 30, 2013. This decrease is due to the significantly reduced activities during 2014 as compared to 2013.

Cash provided from investing activities during the three month period ended September 30, 2014, was $11 thousand as compared to $796 thousand during the three month period ended September 30, 2013. The generation of cash from investment activities in 2014 relates to the release of restricted deposits and in 2013 to the sale of equipment and other assets.

Cash provided by financing activities for the three month periods ended September 30, 2014 amount to $60 thousand and was in respect of a private placement which took place during the quarter. Cash provided by financing activities for the three month periods ended September 30, 2013, was nil.

There are no legal restrictions on transferring funds between Canada and Israel.

Nine month period ended September 30, 2014, compared to the nine month period ended September 30, 2013

During the six month period ended September 30, 2014, the Company’s overall position of cash and cash equivalents decreased by $165 thousand. This decrease in cash can be attributed to the following:

The Company’s net cash used from operating activities during the nine month period ended September 30, 2014, was $247 thousand as compared to $1.8 million for the nine month period ended September 30, 2013. This decrease is due to the significantly reduced activities during 2014 as compared to 2013.

Cash provided from investing activities during the nine month period ended September 30, 2014, was 26 thousand as compared to $208 thousand during the nine month period ended September 30, 2013. The generation of cash from investment activities in 2014 relates to the release of restricted deposits, and in 2013, to the release of deposits, the sale of equipment and other assets, which were offset by expenditure on license activities.

Cash provided by financing activities for the nine month periods ended September 30, 2014 amount to $60 thousand and was in respect of a private placement that took place during the third quarter of 2014. Cash provided by financing activities for the nine month periods ended September 30, 2013, was nil.

There are no legal restrictions on transferring funds between Canada and Israel.

Capital Resources

At September 30, 2014, the Company’s cash and cash equivalents were $452 thousand (September 30, 2013 - $831 thousand). The majority of this balance is being held in US Dollars. Our working capital at September 30, 2014, was $303 thousand as compared to a negative working capital of a negative working capital of $615 at September 30, 2013.

Commitments

Adira Israel has Ministry mandated commitments to complete work programs for each of the Licenses. As of the date hereof, the Company has failed to meet these mandated commitments and is evaluating the options available, including the filing of an extension for the Yitzhak License with the Ministry.

If Company seeks an extension for the Yitzhak License and such extension is approved by the Ministry, then in order to maintain the Yitzhak License, the Company will be required to expend amounts in respect of exploration expenditures for certain milestones on each of the Licenses. As of the date hereof, the Company does not believe that it will be able to meet all of the milestones as they became due.

As of September 30, 2014, the Company’s share of the remaining contractual commitments for its licenses was nil.

On February 16, 2014, the Ministry published new guidelines in respect of security guarantee payments (“Security Deposits”) for all offshore petroleum licenses, requiring each license consortium to deposit US$2,500,000 per offshore license with the Ministry by March 31, 2014. On June 26, 2014, the Ministry extended the implementation of the Guidelines to September 17, 2014. In September 2014, the Ministry further revised the new guidelines in respect of the Security Deposits to be paid in two installments: 50% by November 30, 2014 and 50% by March 31, 2015. If the Company seeks an extension for the Yitzhak License and such extension is approved, the Company will be required to pay its pro rata share of the Security Deposit. As of the date hereof, the Company does not believe that it will be able to pay its pro rata share of the Security Deposit. Should the consortium on the Yitzhak License fail to meet this payment requirement, the Ministry will view such failure as a default and will have the right to retract the Yitzhak Licenses.

Approved Expenditures Relating to the Gabriella and Yitzhak

As of September 30, 2014, all budgeted and planned expenses for the advancement of the drilling programs on the Licenses have been suspended.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 12,292,021 common shares outstanding, 79,012,640 warrants outstanding (each fifteen warrants are convertible into one common share) and 416,000 stock options granted to directors, officers and employees.

Management of Capital

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

See “Commitments” above.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the nine month period ended September 30, 2014, the Company incurred $171 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $309 thousand during the nine month period ended September 30, 2013.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

Critical Accounting Policies and Estimates

The Company’s results of operation and financial condition are based on its consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require it to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to it at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company’s financial statements will be affected. The significant accounting policies and estimates that Management believes are the most critical to aid in fully understanding and evaluating the Company’s reported financial results include the following:

  Exploration and evaluation assets;
  Share-based payment transactions;
  Joint oil and gas ventures;
  Farm out arrangements in the exploration and evaluation phase;
  Impairment of financial assets; and
  Revenue recognition.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Exploration and evaluation assets

Pre-license costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

The Company, through certain subsidiaries, conducts petroleum and natural gas exploration activities jointly with other participants who each have direct interests in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A “farm-out” is the transfer of an oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the original interest holder (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;
  the Company does not recognize a gain or loss on the farm out arrangement, but rather designates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and
  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues have mainly derived from:

1. Operator fees - The Company acts as the operator or joint operator on the Licenses and is entitled to operator fees and revenues are recognized in accordance with the terms of the JOAs, as exploration expenses are incurred in the UJV’s.

2. Consulting fees – The Company provides consulting services in respect of the Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting in the nine month period ended September 30, 2014, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of September 30, 2014, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. As at September 30, 2014, the Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $461 thousand and on accounts and other receivable of $61 thousand. None of the Company’s accounts receivable is overdue as at September 30, 2014.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As at September 30, 2014, the Company had cash and cash equivalents of $452 thousand, restricted deposits of $9 thousand and accounts and other receivables of $61 against current trade and other payables in the amount of $219 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 30, 2014, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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